SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant:	MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:	N/A

Address of principal executive office (Street and number):	670 D ENTERPRISE DRIVE

City, State and Zip Code:	LEWIS CENTER, OHIO 43035

PART II. RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 cannot be filed within the prescribed time period without unreasonable effort or expense because the Registrant requires additional time to review and assess certain subsequent event matters which may impact information disclosed in certain sections of the Form 10-K. The Registrant’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name: Richard H. Gross

Area Code and Telephone Number: (614) 505-6115

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2018	By:	/s/ Richard H. Gross
	Name:	Richard H. Gross
	Title:	Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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RIDER TO FORM 12b-25

MIDWEST ENERGY EMISSIONS CORP.

PART IV (3)

We generated revenues of approximately $27,499,000 and $32,346,000 for the years ended December 31, 2017 and 2016. Total sorbent product sales for the year ended December 31, 2017 and 2016 were $26,050,000 and $28,920,000, respectively. These decrease from the prior year is primarily due to optimization efforts undertaken by us over the past year with our customers as well as lower capacity factors seen at some customer sites resulting in decreased product needed to keep our customers in MATS compliance.

Net loss for the years ended December 31, 2017 and 2016 was $2,903,000 and $15,618,000 respectively. The decrease in net loss is primarily attributed to a non-cash loss on debt restructuring in 2016, offset by reduced revenues in 2017 plus an increase in SG&A expenses.

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